NOTE 1 – ORGANIZATION AND BUSINESS

Tradeweb Direct LLC (the "Company") was incorporated as a limited liability corporation in the State of Delaware on November 3, 1999. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is to operate, for its clients, a proprietary, internet-based bond trading platform (the "Tradeweb Direct" platform), dedicated to the market for fixed income securities. The Company maintains a riskless principal division, including retail and wholesale sectors, that provides execution services to small and mid-sized dealers and institutional customers on a non-disclosed basis.

The Company is a consolidating subsidiary of Tradeweb Markets LLC ("Markets"). On April 3, 2019, the Company became a consolidating subsidiary of Tradeweb Markets Inc. ("TWMI") through a series of reorganization transactions ("Reorganization Transactions") that were completed in connection with TWMI's initial public offering ("IPO") which was completed on April 8, 2019.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statement has been presented in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – Adopted

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses*. The ASU provides new guidance for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. This requires a modified retrospective method of adoption. ASU 2016-13 was adopted on January 1, 2020. The adoption of this ASU did not have a material impact on the Company's financial statement.

Allowance for Doubtful Accounts

The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

Fair Value Measurement
Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to the short-term nature of the financial instruments. These instruments include cash and accounts receivable.

The fair value hierarchy under Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1

measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

<u>Basis of Fair Value Measurement</u>

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's cash is classified within level 1 of the fair value hierarchy and accounts receivable is classified within level 2 of the fair value hierarchy. The Company has no instruments that are classified within level 3 of the fair value hierarchy.

<u>Indemnifications</u>

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at December 31, 2019.

<u>Revenue Recognition</u>

The Company earns transaction fees from securities transactions executed on the Tradeweb Direct platform and earns commissions for revenue generated from riskless principal transactions executed by the Company. Transaction fees and commisions and related expenses from broker/dealer securities transactions are recorded on a trade date basis.

<u>Stock Based Compensation</u>

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. ASC 718 focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for stock-based payments. Under ASC 718, the stock-based payments received by the employees of the Company are accounted for either as equity awards or as liability awards.

As an equity award, the Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date. These costs are recognized as an expense over the requisite service period with an offsetting increase to Member's Capital.

As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through the settlement in accordance with ASC 505, *Equity*. Changes in the equity instrument's fair value during the requisite service period are recognized as compensation cost over that period with an offsetting increase to Member's Capital.

For periods following the Reorganization Transactions and the IPO, the fair value of new equity instrument grants is determined based on the price of TWMI's Class A common stock on the grant date.

Prior to the IPO, the TWMI awarded options to management and other employees, including employees of the Company (collectively, the "Special Option Award") under the Amended and Restated Tradeweb Markets Inc. Option Plan (the "Option Plan"). In accounting for the options issued under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date. Costs related to these options are recognized as an expense with an offsetting increase to member's capital.

Determining the appropriate fair value model and calculating the fair value of the stock-based awards requires the input of highly subjective assumptions, including the expected life of the stock-based awards and the stock price volatility. The Company uses the Black-Scholes pricing model to value some of its stock-based awards.

Income Tax

No income tax provision is required to be recorded by the Company as it is a disregarded entity for tax purposes not subject to tax. The tax effects of its income and losses accrue directly to Markets.

The Company, together with Markets and other affiliates, is a multiple member limited liability company which is taxed as a partnership. As a partnership, Markets is subject to unincorporated business taxes on income earned, or losses incurred, in certain state and local jurisdictions. The taxable income or loss of the Company is also includable in the Federal and state income tax returns of Markets' individual members.

In December 2019, the FASB adopted ASU 2019-12, *Income Taxes (Topic 740)*. Included in this pronouncement is the provision that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. This pronouncement is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted.

The Company adopted ASU 2019-12 effective October 1, 2018. As part of the adoption, the Company elected not to be allocated a share of the consolidated amount of current and deferred tax expense incurred by Markets. This election was made in order to simplify the Company's accounting for income taxes. As a result of this adoption, there was no impact on the Statement of Financial Condition.

Transalation of Foreign Currency

Revenues and expenses denominated in currencies other than U.S. dollars are translated at the rate of exchange prevailing at the transaction date.

NOTE 3 – DEPOSITS WITH CLEARING BROKERS

Deposits with clearing brokers consists of a $750,000 deposit with Pershing BNY Mellon ("Pershing") and a $200,000 deposit with National Financial Services LLP ("NFS") through which the Company clears its trades relating to the riskless principal business. These deposits are covered under Proprietary Accounts of Brokers ("PAB") agreements with Pershing and NFS.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company reimburses Markets and certain subsidiaries of Markets for expenses paid on its behalf for various services under an expense sharing agreement.

NOTE 5 – EMPLOYEE SAVINGS PLAN

The Company participates in a 401(k) savings plan for its employees, maintained by Markets, whereby employees may voluntarily contribute up to 75% of their annual compensation, subject to certain limits. Markets matches 100% of the employee's contribution, up to 4% of their eligible annual compensation, which vests immediately.

NOTE 6 – STOCK BASED COMPENSATION PLANS

TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units ("PRSUs") and options, to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

Prior to December 31, 2018, all PRSUs granted to employees of Markets and its subsidiaries and affiliates were cash-settled. On December 31, 2018, certain PRSUs which were previously cash-settled were converted to equity settled PRSUs at fair value. Additional equity-settled PRSUs were granted to employees of Markets and its subsidiaries and affiliates in 2019.

Equity-settled PRSUs are promises to issue actual shares of common stock at the end of a three-year cliff vesting period. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of the TWMI in the grant year. The performance modifier can vary between 0% (minimum) and 200% (maximum) of the target (100%) award amount.

For cash-settled PRSUs, the cost of employee services received in exchange for the award is measured based on the fair value of TWMI and the value of accumulated dividend rights associated with each award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award's fair value during the requisite service period are recognized as compensation cost over that period.

In the period from October 1, 2018 to December 31, 2019, prior to the IPO, the Markets made a special award of options to management and other employees. Each option award vests one half based solely on the passage of time and one half only if the Company achieves certain performance targets. The time vesting portion of the options has a four-year graded vesting schedule, with accelerated vesting for time-based options with vesting dates of January 1, 2021 and 2022 upon the completion of an initial public offering.

In accounting for the options issued under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date. These options are exercisable only any time following the closing of an initial public offering or during a 15 day period following a change in control of Markets (and certain other sales of equity by Market's shareholders). Costs related to these options are recognized as an expense over the requisite service period, when exercisability is considered probable.

The fair value of the options is calculated on the grant date using the Black-Scholes model. The significant assumptions used to estimate the fair value of the options as of grant date did not reflect changes that would have occurred to these assumptions as a result of TWMI's IPO.

TWMI and Markets allocates to the Company compensation expense relating to cash-settled PRSUs, equity-settled PRSUs and option awards granted to employees of the Company.

NOTE 7 – CONTINGENCY

The Company, together with Markets, is a co-defendant in a matter relating to the distribution of financial strength ratings over the Company's trading platform to one of its customers. The matter alleges that while certain business units of the client were licensed to receive the data via the Company's platform, the data was also distributed without authorization to certain end clients of the customer. The plaintiff claims to have suffered approximately $80 million in damages and also seeks punitive damages, attorneys' fees and costs. In September 2019, the Court dismissed some, but not all, of plaintiff's claims, and rejected plaintiff's damages theory on which it relied to support its claims for approximately $80 million in damages for its breach of contract claim. The defendants are still challenging with pre-trial motions whether the plaintiff's $80 million damage theory is viable with respect to its tort claims, and the plaintiff has in parallel offered an alternative theory quantifying its damages at $4 million to $8 million, which it will pursue if the $80 million theory is disallowed. The matter is now scheduled for trial in October 2020 with respect to the tort claims that survived. The Company intends to continue to vigorously defend what the Company believes to be meritless claims.

The Company records its best estimate of a loss, including estimated defense costs, when the loss is considered probable and the amount of such loss can be reasonably estimated. Based on its experience, the Company believes that the amount of damages claimed in a legal proceeding is not a meaningful indicator of the potential liability. At this time, the Company cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to its pending legal proceedings, including the matter described above, and therefore does not have any contingency reserves established for this matter.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of approximately $34,280,000 which exceeded its net capital requirement of $632,000 by $33,648,000. The Company's ratio of aggregate indebtedness to net capital was .28 to 1.

Proprietary accounts, the assets held at the clearing broker ("PAB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. The Company is claiming exemption from SEC rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

NOTE 9 – SUBSEQUENT EVENTS

There were no other subsequent events requiring adjustment to the financial statements or disclosure through March 2, 2020, the date that the Company's financial statements were issued.